N E W S R E L E A S E

September 07, 2012

Nevsun Files Bisha Mine NI 43-101 Technical Report, and Hires VP Exploration

HIGHLIGHTS

  Today filed new Technical Report for Bisha Mine on SEDAR
  New VP Exploration brings experience to drive organic growth program

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun”) announces the filing today on SEDAR of the updated Bisha Mine NI 43-101 Technical Report titled Bisha Polymetallic Operation, Eritrea, Africa, to support the mineral resources and reserves estimates announced on July 24, 2012.  The Technical Report is authored by independent Qualified Persons. The Technical Report is also available on Nevsun’s website at www.nevsun.com/projects/bisha-main/reports.

Nevsun is also pleased to announce the hire of Peter Manojlovic as Vice President of Exploration.  Peter has a B.Sc. Geology from University of Western Ontario and a M.Sc. Geology from Carleton University.  Peter was with Sabina Gold & Silver Corporation since April 2009, most recently as their Vice President Exploration. Prior to that, Peter was with Teck Cominco and earlier with Falconbridge dating back to 1987.  Peter will be starting in mid-September.

Nevsun CEO Cliff Davis commented: "We would like to welcome Peter to the Nevsun team.  Peter's extensive experience including VMS deposits will be utilized to drive organic growth programs at Nevsun working with the Bisha Mine, as well as any future acquired projects."

Forward Looking Statements

The above contains forward-looking statements regarding the potential for Bisha organic growth and Nevsun acquiring future projects.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, as well as the “Factors That May Affect the Mineral Reserve Estimate” set forth in the Technical Report, all of which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended June 30, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com